                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1 )*



                        VALUEVISION INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92047K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          NANCY E. BARTON, ESQ., GENERAL ELECTRIC CAPITAL CORPORATION,
        260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927 (203) 357-4000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  JUNE 2, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE CAPITAL EQUITY INVESTMENTS, INC.  06-1468495
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         See Item 5.
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         See Item 5.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NATIONAL BROADCASTING COMPANY, INC.               14-1682529
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         See Item 5.
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         See Item 5.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GENERAL ELECTRIC CAPITAL CORPORATION    13-1500700
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         See Item 5.
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         See Item 5.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GENERAL ELECTRIC CAPITAL SERVICES, INC.      06-1109503
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         Disclaimed (see 11 below)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         Disclaimed (see 11 below)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by General Electric Capital Services, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GENERAL ELECTRIC COMPANY              14-0689340
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         Disclaimed (see 11 below)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         Disclaimed (see 11 below)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Beneficial Ownership of all Shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NATIONAL BROADCASTING COMPANY HOLDING, INC.   13-3448662
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         Disclaimed (see 11 above)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         Disclaimed (see 11 above)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial Ownership of all Shares disclaimed by National
         Broadcasting Company Holding, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on April 26, 1999 (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         On June 2, 1999, the Company obtained Company Shareholders Approval and issued the Additional Preferred Shares to GECEI for cash consideration totaling $13,264,163.31. The source of funds used to purchase the Additional Preferred Shares was the working capital of GECEI. In addition, on June 2, 1999, the Investment Warrant became exercisable when Company Shareholders Approval was obtained.

Item 4.  Purpose of Transaction

         Pursuant to the terms of the Shareholder Agreement and the Certificate,
(i) on April 26, 1999, Stuart Goldfarb and Jeffrey Coats, each designated by the holders of the Preferred Stock, were appointed as directors to the Company's Board and (ii) on June 2, 1999, Messrs. Goldfarb and Coats were elected as directors to the Company's Board by the holders of the Preferred Stock voting separately as a class. Stuart Goldfarb is the Executive Vice President, Worldwide Business Development for NBC, and Jeffrey H. Coats is a Managing Director for GE Equity.

Item 5.  Interest in Securities of the Issuer

         The responses of the Reporting Persons on Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of June 2, 1999, none of the Reporting Persons owned any shares of Common Stock of the Company. The Preferred Shares are convertible into an aggregate of 5,339,500 shares of Common Stock, the Distributor Warrant is currently exercisable for 200,000 shares of Common Stock and the Investment Warrant is currently exercisable to purchase (i) up to that number of shares of Common Stock that result in the Restricted Parties at each time the Investment Warrant is exercised, Beneficially Owning 39.9% of the then Adjusted Outstanding Common Stock minus (ii) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (excluding any such sale, transfer or other disposition to any other Restricted Party) prior to and including the date of exercise. Accordingly, as of the date hereof, GECEI and NBC, and GE Capital, by virtue of its ownership of all the Common Stock of GECEI, may be deemed to have joint beneficial ownership of 39.9% of the outstanding shares of Common Stock. Excluding the shares of Common Stock that the Reporting Persons may be deemed to beneficially own due to their ownership of the Investment Warrant, as of the date hereof, GECEI, NBC and GE Capital may be deemed to have joint beneficial ownership of 5,539,500 shares of Common Stock, representing 21.2% of the outstanding shares of Common Stock, assuming the issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares and the exercise of the Distributor Warrant with respect to 200,000 shares of Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       GE CAPITAL EQUITY INVESTMENTS, INC.

                                       By: /s/ Michael E. Pralle
                                           ------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: President


                                       GENERAL ELECTRIC CAPITAL CORPORATION

                                       By: /s/ Michael E. Pralle
                                           ------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Vice President


                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                       By: /s/ Michael E. Pralle
                                           ------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-fact


                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ Michael E. Pralle
                                           ------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-fact

                                       NATIONAL BROADCASTING COMPANY, INC.

                                       By: /s/ Mark Begor
                                           ------------------------------------
                                          Name:  Mark Begor
                                          Title: Executive Vice President


                                         NATIONAL BROADCASTING COMPANY HOLDING,
                                          INC.

                                         By: /s/ Mark Begor
                                           ------------------------------------
                                            Name:  Mark Begor
                                            Title: Treasurer



Dated:  June 3, 1999